Filed by: Oxford Health Plans, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Oxford Health Plans, Inc.
Commission File No. 1-16437

On April 26, 2004, Oxford Health Plans, Inc. posted the following Q&A on its intranet website.

Oxford Employee-Specific Q&A

Q: Will there be layoffs?
A: While both companies have an ongoing commitment to eliminate unnecessary costs, this transaction is driven by great opportunities, not cost savings.
Q: How will integration be handled?
A: The transition will be led by Chuck Berg and the senior management team. United HealthPlans of NY will be folded into Oxford's operations, with its leadership reporting to Chuck. As part of the process, Chuck will evaluate "best of breed" practices from both organizations to create a seamless unified infrastructure. There is no immediate impact on current reporting relationships or job roles.
Q: Will Oxford retain its own systems?
A: UnitedHealthcare approaches integration into two phases. The first is a primary integration effort, which will include teams of both UnitedHealth Group/UnitedHealthcare and Oxford employees and will take approximately 100 days to complete. This group will focus on combining efforts and administrative functions and planning the company following close. The second phase involves assimilating the company and ensuring its preparedness for long-term growth and development.
Q: Will there be any changes to our benefits or compensation structure?
A: Eventually, Oxford employees will migrate to employee benefit programs offered by UnitedHealth Group, which are substantially similar to Oxford's.

At this time, there are no plans to make changes in base pay.
Q: Will we close any of our facilities?
A: At this time, we do not plan on closing any facilities.
Q: What happens with our planned expansion in Delaware and Pennsylvania?
A: Oxford will continue to sell existing products and services in these regions While working with UNH to develop more long-term strategies.
Q: How will we handle pricing and other competitive issues when bidding against United for a customer?
A: Until the merger is closed, we will continue to operate as separate organizations and expect to continue to pursue business that supports Oxford's business strategy.
Q: What about negotiations already underway for customer contracts and renewals?
A: It is important that we continue to move forward with our sales efforts. This merger is about opportunities for growth. That includes signing on new groups and retaining existing ones.
Q: Should I continue to move forward with my projects in the pipeline?
A: Yes. It is important that we continue to move forward with our various projects. This merger is about opportunities for growth. That includes signing on new groups and retaining existing ones. Your managers will be speaking with you in the very near future regarding any needed changes—but for now, it is business as usual.
Q: Will the way we sell or distribute our products change?
A: At this time, there will be no significant changes to how we sell our products.

Q: What happens with outstanding stock options held by employees?
A: We will be communicating about stock options when the deal closes.
Q: How can I remain positive and focused on my work when there is so much uncertainty?
A: While we understand that you may have certain concerns, we want to assure you that this is a positive and exciting milestone for Oxford. To ensure a smooth transition and realize the potential rewards in this merger for you and your co-workers, we ask that you maintain the usual outstanding level of commitment to job performance and customer service.
Q: If I have further questions about the merger, whom can I contact?
A: An integration team is currently being formed with representatives from both Oxford and UnitedHealth. This team will work to make the transition as smooth as possible. Whenever you have a question, you can e-mail it to: Questions. We will do our best to reply to your questions within three business days and keep a real-time list of questions on OxLink.
Q: Can you tell us a little about UnitedHealthcare?
A: UnitedHealthcare, along with its sister company Uniprise Solutions, serves more than 18.8 million individual customers. The company provides access to high quality care from more than 433,000 physicians and 3,600 hospitals across all 50 states and in 4 international markets. UnitedHealthcare is the largest business unit of the parent company, UnitedHealth Group, Inc. (NYSE:UNH), a Fortune 100 company.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking information about Oxford Health Plans, Inc. ("Oxford"), UnitedHealth Group Incorporated ("UnitedHealth Group") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Oxford and UnitedHealth Group, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Oxford and UnitedHealth Group; the parties' ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Oxford's operations into UnitedHealth Group's UnitedHealthcare unit; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation relating to health care and health benefit plans; the state of the economy; rising medical costs or higher utilization of medical services, including higher out-of-network utilization under point-of-service plans and new drugs and technologies; competitive pressure on the pricing of Oxford's products, including acceptance of premium rate increases by Oxford's commercial groups; higher than expected administrative costs in operating Oxford's business and the cost and impact on service of changing technologies; the ability of Oxford to maintain risk transfer, risk sharing, incentive and other provider arrangements and the resolution of existing and future disputes over the reconciliations and performance under such arrangements; any changes in Oxford's estimates of its medical costs and expected cost trends; the impact of future developments in various litigation matters and the periodic examination, investigation and review of Oxford by various federal and state authorities;

Oxford's ability to renew existing members and attract new members; Oxford's ability to develop processes and systems to support its operations and any future growth and administer new health care benefit designs; and any future acts or threats of terrorism or war. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Oxford nor UnitedHealth Group undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Oxford's and UnitedHealth Group's various SEC reports, including, but not limited to, each party's Annual Report on Form 10-K for the year ended December 31, 2003.

Additional Information and Where to Find It

        This communication may be deemed to be solicitation material in respect of the proposed merger of Oxford and UnitedHealth Group. In connection with the proposed transaction Oxford and UnitedHealth Group intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and proxy statement. STOCKHOLDERS OF OXFORD ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Oxford. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

Participants in Solicitation

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information concerning Oxford's participants is set forth in the proxy statement, dated March 31, 2003, for Oxford's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.